EXHIBIT 12

HILTON HOTELS CORPORATION AND SUBSIDIARIES

Computation Of Ratio Of Earnings To Fixed Charges

(dollars in millions)(unaudited)

	2002		2003		2004		2005		2006
Income from continuing operations before income taxes and minority interest (1)	$278		$212		$359		$619		$818

Add:
Interest expense (1)	337		304		282		266		532

Distributions from less than 50% owned companies	4		4		11		7		28

Interest component of rent expense (1)(2)	20		14		15		14		94

Earnings available for fixed charges	$639		$534		$667		$906		$1,472

Fixed charges:
Interest expense (1)	$337		$304		$282		$266		$532

Capitalized interest	5		7		3		8		13

Interest component of rent expense (1)(2)	20		14		15		14		94

Total fixed charges	$362		$325		$300		$288		$639

Ratio of earnings to fixed charges	1.8	x	1.6	x	2.2	x	3.1	x	2.3	x

(1)  Includes 50% owned companies.

(2)      Assumed interest component to be one-third of rent expense.